Chet A. Richardson

Vice President, General Counsel

September 20, 2007

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0305

Attention:	Ellie Quarles, Esq.
Special Counsel
Mail Stop 3561

Re:	Hawaiian Electric Industries, Inc. Definitive 14A Filed on March 27, 2007 File No. 1-08503

Ladies and Gentlemen:

This letter will respond to comments received from the Staff of the Commission (the “Staff”) in a letter from Ellie Quarles dated August 21, 2007 commenting on the executive compensation and related disclosures in the definitive proxy statement of Hawaiian Electric Industries, Inc. (“HEI” or the “Company”) for its 2007 Annual Meeting (the “Comment Letter”). We welcome your comments in enhancing the overall disclosure in our filings. We intend to comply with your comments in future filings as applicable.

The Company’s responses to the Staff’s comments are as follows:

Compensation Committee, page 12

1.	Please disclose fully the role of executive officers in determining or recommending the amount or form of executive compensation and the role of the compensation consultants, describing the nature and scope of the consultant’s assignment and the material elements of the instructions or directions given to the consultant regarding the performance of its duties. See Item 407(e)(3)(ii) and (iii) of Regulation S-K. Clarify whether your president and chief executive officer met with Towers Perrin regarding her compensation or the compensation of other named executive officers and identify the members of management with whom Towers Perrin works.

Securities and Exchange Commission

September 20, 2007

Response:

We understand your comments and will elaborate even further on these matters in future filings where applicable.

In 2006, at the Compensation Committee’s direction and pursuant to approved agreements detailing the scope of work, Towers Perrin provided (1) work on tally sheets to provide a historical and prospective look at reward expense (salary, bonus, long-term incentives, supplemental employee retirement plans, etc.) for each named executive and director and (2) recommendations regarding awards of restricted stock for executives.

Towers Perrin works with the HEI President and CEO, Vice President Administration and the Financial Vice President and their staffs and the Chairman of the Compensation Committee in implementing executive compensation initiatives on behalf of the Compensation Committee.

Constance Lau became HEI President and Chief Executive Officer on May 2, 2006. Prior to assuming the role of HEI President and Chief Executive Officer, Ms. Lau negotiated the terms of her starting executive compensation package with the Compensation Committee Chairman and the nonemployee Chairman of the Board, both of whom consulted with Towers Perrin on various elements of Ms. Lau’s compensation package. She did not meet with Towers Perrin in determining her executive compensation package nor did she meet with Towers Perrin in determining the compensation of the named executive officers in 2006.

Compensation Discussion and Analysis, page 14

2.	Your disclosure regarding the compensation paid to named executive officers is difficult to understand because of your extensive reliance on acronyms to describe your subsidiaries, named executive officers, compensation plans and plan goals. Please consider the principles set forth in Rule 13a-20 under the Securities Exchange Act of 1934 when drafting your executive compensation disclosure so it is easier for an investor to understand the disclosure you have provided. You also should consider presenting tabular disclosure for complex information, such as the performance goals and the weighting of goals for your incentive plans.

Response:

We understand the comments and will take them into account when we draft next year’s Compensation Discussion & Analysis. We believe our shareholders are familiar with the acronyms for our holding company and subsidiaries and that their use simplifies our disclosures.

Securities and Exchange Commission

September 20, 2007

3.	We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual executive officers. Ms. Lau’s and Mr. Yeaman’s salaries are substantially higher than those of the other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Response:

We understand your comments and will consider them in future filings.

On pages 16 to 17 of the Proxy Statement, we explained how base salary is determined and what the base salary increases were in 2006. The higher salaries for Ms. Lau and Mr. Yeaman reflect the significant responsibilities that each has. In addition, it should be noted that Mr. May, another named executive officer, had a salary that was slightly below Ms. Lau’s and significantly higher than Mr. Yeaman’s.

As noted, Ms. Lau’s and Mr. Yeaman’s respective salaries reflect the differences in their duties relative to the other named executive officers: Mr. May, President and Chief Executive Officer at Hawaiian Electric Company, the utility subsidiary; Mr. Harada, the Controller for HEI; and Ms. Wong, the Vice President, Administration, & Corporate Secretary of HEI. Ms. Lau holds multiple positions, including (i) the President and Chief Executive Officer of HEI and ASB and (ii) the Chairman of the Board of Hawaiian Electric Company and American Savings Bank. Her compensation reflects her leadership of a publicly traded mid-cap holding company and her responsibilities for guiding two diverse and regulated operating subsidiaries. Her 2006 compensation also reflects the incentives she received for the performance of American Savings Bank, while the other named executive officers did not receive any performance incentives in 2006. Mr. Yeaman is the HEI Financial Vice President, Treasurer and Chief Financial Officer, and is a certifying officer, responsible for overseeing the financial performance of the holding company and two highly regulated operating subsidiaries. His compensation reflects his financial expertise and his complex responsibilities that are critical to the success of the Company and its subsidiaries.

The Compensation Committee is aware of the internal pay levels within our organization and believes that the comparative compensation among executives is fair and appropriate, considering job scope, experience and value to the organization.

Methodology for Competitive Benchmarking, page 15

4.

Your disclosure regarding the compensation consultant’s analysis indicates that the compensation consultant created a benchmark weighted 50 percent on general industry companies. Please identify all the companies with which you are engaged in benchmarking compensation of your named executive officers. You also indicate that

Securities and Exchange Commission

September 20, 2007

Mr. May’s competitive peer group was comprised of energy services/utility peers. It is unclear whether you have identified all of the companies against which you have benchmarked Mr. May’s compensation. Further, identify the components of the peer company data from the Towers Perrin DataBank, the Edison Electric Institute Index and the LTIP Peer Group to the extent that you engaged in benchmarking against the companies in that database. See Item 402(b)(2)(xiv) of Regulation S-K.

Response:

We understand your comments and will take them into consideration in future filings as applicable.

For Mr. May, Towers Perrin benchmarked salary, annual incentive and long-term incentive compensation using the 19 utility and energy companies listed on page 16 of the Proxy Statement. As also stated on page 16 of the Proxy Statement, Mr. May’s competitive peer group was based on a 100 percent weighting on these energy services/utility peers. Thus, we did identify all of the companies against which we have benchmarked Mr. May’s compensation.

For the other HEI named executive officers, we stated on page 16 of the Proxy Statement that the competitive peer groups in Towers Perrin’s analysis were based on a weighting of 25 percent each on energy services/utility peers and financial services/banking peers and 50 percent on general industry companies (across multiple industry sectors). We identified by name the 19 utility companies in the utility peer group and the 23 financial services industry peer groups on page 16 of the Proxy Statement. We did not list all general industry companies used by Towers Perrin because they were too numerous to mention and would not give shareholders any greater insight into our compensation methodology. The general industry organizations included in the benchmarking analysis represent a multi-industry segment of the Towers Perrin DataBank, which contains data on salaries, annual incentives and long-term incentives for over 1,200 companies in the United States. The general industry segment is composed of 363 companies, representing multiple industries with market capitalizations that ranged from $1.1 billion to $25 billion. For HEI, Towers Perrin applied a revenue scope of $1.9 billion in annual revenue to the regression equations to adjust the general industry compensation levels.

HEI and HECO also utilize the Edison Electric Institute Index and the Long Term Incentive Plan Peer Group to benchmark their performance against other U.S. investor-owned electric utilities. The Edison Electric Institute Index measures annual total shareholder returns of over 60 U.S. investor-owned electric utilities. We believe that our description of the index is sufficient for our shareholders to understand its role in our compensation process and that identification of the component companies will not further this understanding, particularly given how numerous they are. The Long Term Incentive Plan Peer Group is a benchmark group consisting of those Edison Electric Institute’s U.S. investor-owned electric utilities that have existed during the long term incentive plan performance period.

Securities and Exchange Commission

September 20, 2007

Tally Sheets, page 16

5.	Please provide further analysis about how you determine the amount and, where applicable the formula for each element to pay. See Item 402(b)(l)(v) of Regulation S-K. You indicate that the compensation committee reviews tally sheets prepared internally and by Towers Perrin to determine executive compensation and for benchmarking purposes. Please analyze how the compensation committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers.

Response:

We explained how we determine the amount and the weighting of the goals and potential payouts for each element of pay on pages 16-24 of the Proxy Statement. The Compensation Committee generally targets (1) the base salary of the executives at the fiftieth percentile, (2) the annual incentives of the executives at the fortieth percentile, and (3) the long-term incentive of the executives at the fiftieth percentile of pay practices found in companies that are similar in size and market place orientation. Other elements, such as perquisites and other personal benefits and retirement and other post-retirement benefits, are competitive with those of peers. The Company has designed its compensation programs to recognize and reward Company annual and long-term performance and individual performance that enhance shareholder value.

We explained the use of tally sheets on page 16 of the Proxy Statement. In 2006, the Committee requested that Towers Perrin prepare tally sheets on each executive officer to determine how each executive’s element of pay, such as base salary, annual incentive, benefits and long-term incentives, compared to peers. The Committee also reviewed the tally sheet analysis regarding the relative emphasis peer companies place on various forms of long-term incentives. The Committee used this information to provide competitive compensation opportunities and to determine the amount of each element of pay.

Executive Incentive Compensation Plan, page 17

6.

You have not provided quantitative disclosure of the financial and other operational goals that the compensation committee established for the executive incentive compensation plan or the long-term incentive plan. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Clarify what you mean by stating that the LTIP

Securities and Exchange Commission

September 20, 2007

goals “provide the appropriate difficulty intended to reward superior performance.” Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:

We provided detailed disclosure of the financial and other operational goals that the Compensation Committee established for the executive incentive compensation plan and the long-term incentive plan on pages 17-20 of the Proxy Statement. We believe that the description given was sufficient to inform shareholders about the performance measures and difficulty in achieving those measures.

Additional disclosure of the targets would result in competitive harm to the Company. The labor market in Hawaii is very tight and we have one of the lowest unemployment rates in the nation. Because of the geographical isolation of Hawaii, it is even more difficult to recruit and retain top executive talent. Quantitative disclosure of actual incentive goals, strategies and payout potential could result in HEI being at a competitive disadvantage in retaining their executives. American Savings Bank has several competitors in its market, who could determine what American Savings Bank’s proprietary market strategy is with the publication of American Savings Bank’s specific operational metrics. It would be especially hard to compete with private financial institutions that do not have to disclose their performance metrics or strategies. Hawaiian Electric Company, while the sole provider of retail electricity on the islands of Oahu, Maui, Hawaii, Molokai and Lanai, faces generation competition. The disclosure could give competitors a better view of the utility’s cost structures and information to which they otherwise would not have access. Revealing specific internal operational strategies not known to competitors could hinder the utility in achieving its goals.

Furthermore, HEI has a long-held policy of not providing earnings guidance for critical business reasons and this policy differentiates us from competitors. HEI believes that providing the quantitative disclosure of the financial and other operational goals that the Compensation Committee established for the executive incentive compensation plan or the long-term incentive plan would result in providing earnings guidance that it does not currently provide, contrary to its firm policy.

Instead of providing the specific numeric or operational goals which would result in competitive harm by revealing operational strategy, we demonstrated the difficulty of the goals by showing the percent of the time HEI achieved its goals over the last ten-year period on pages 18 and 20 of the Proxy Statement. The statement that the Long Term Incentive Plan goals “provide the appropriate difficulty intended to reward superior performance” means that the goals are definitely not easy to achieve and require superior performance on the part of management to achieve a payout. If the goals were easily achievable, HEI would achieve its goals every year. Instead, as noted on page 20 of the Proxy Statement, over the last ten-year period, HEI achieved a Long Term Incentive Plan Total Return to Shareholders payout approximately 40% of the time; and a Long Term Incentive Plan HEI consolidated Return on Average Common Equity payout approximately 30% of the time.

Securities and Exchange Commission

September 20, 2007

7.	While you did not make awards under the Hawaiian Electric Industries, Inc. executive compensation incentive plan or its long-term incentive plan in 2006, please discuss the extent to which the compensation committee can exercise or has exercised discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award or payout. See Item 402(b)(2)(vi) of Regulation S-K.

Response:

As noted on page 15 of the Proxy Statement, the Compensation Committee can exercise discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award or payout. In 2006, the Compensation Committee did not exercise that discretion.

Do executive officers have change-in-control agreements?, page 21

8.	Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements.

Response:

Key executives have these agreements because of the vulnerability of their positions in a change-in-control situation. The payment and benefit levels in the change-in-control agreements have been determined with reference to the competitive peer groups used for compensation benchmarking and provide competitive compensation opportunities to executives. The multiples of the components of compensation under these arrangements were set with consideration of the peer group practices and to be competitive with those companies, in addition to preserving the full tax deductibility of the benefits.

As noted on page 21 of the Proxy Statement, the change-in-control agreements provide that if, after a change-in-control and prior to the expiration of the agreement, the key executive’s employment is ended without cause, the Company will pay the named executive officer a lump sum severance payment equal to 2.99 times his or her average W-2 earnings for the most recent five years, provided that the payment will be subject to withholding taxes and will be limited to an amount that is not subject to disallowance of deduction under Section 280G of the Internal Revenue Code when aggregated with any other amounts required to be considered for purposes of that provision. The 2.99 multiplier was determined giving consideration to Section 280G of the Internal Revenue Code and that the base compensation to which it would apply is determined annually as described, which takes into account peer group considerations. Where a termination without cause has occurred, the Company also will pay outplacement service fees on the key executive’s behalf, not to exceed 30% of his or her base annual salary at

Securities and Exchange Commission

September 20, 2007

the time of the change-in-control. The 30% ceiling was determined taking into consideration peer group practices and the amount of outplacement services considered fair and appropriate.

Summary Compensation Table, page 25

9.	Please identify the perquisites by type instead of referring to disclosure in the compensation discussion and analysis section. If the amount of perquisites exceeds $10,000, you must identify perquisites and personal benefits by type. See Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Response:

On page 21 of the Proxy Statement, we identified the perquisites and personal benefits by type in detail. In future filings, we will not rely on a cross-reference to the Compensation Discussion & Analysis narrative in the footnote to the table, as we did on page 25 (footnote 7).

Grants of Plan-Based Awards, page 26

10.	Please include narrative disclosure following the summary compensation and grants of plan-based awards tables. See Item 402(e) of Regulation S-K. In that section, disclose that one of the purposes of the stock awards is retention and that there are no conditions to vesting other than the four-year cliff vesting period.

Response:

We understand your comments and intend to comply with them in future filings as applicable.

Pension Benefits, page 29

11.	Please avoid using defined terms extensively throughout this section and explain clearly how you calculate retirement benefits. Please include brief disclosure in the compensation discussion and analysis disclosure of retirement benefits and provide the more detailed disclosure regarding these plans in this section. See Item 402(h)(3) of Regulation S-K. Please disclose the form of benefit each plan may take and the effect of the form of benefit elected on the amount of annual benefits.

Securities and Exchange Commission

September 20, 2007

Response:

We understand your comments and will take them into consideration so as to provide enhanced disclosure in future filings as applicable.

Potential Payments Upon Termination or Change in Control, page 32

12.	Please consider including a total amount to present the full amount of benefits a named executive officer would receive upon the occurrence of each of the events disclosed. Further, while you have disclosed in the narrative discussion preceding the tables that no retirement amount is shown in the table, please provide footnote or other disclosure near the tables to make clear that named executive officers may receive retirement benefits under the scenarios presented.

Response:

We will consider including a total amount in future filings to present the full amount of benefits a named executive officer would receive upon the occurrence of each of the events disclosed. We will provide in future filings footnote or other disclosure near the tables to make clear that named executive officers may be eligible to receive the retirement benefits as disclosed in the Proxy Statement.

Did the Company entered into any related person transactions, page 45

13.	Please clarify whether the related person transaction policy is included in the corporate code of conduct or if it is a separate policy. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

Response:

The related person transaction policy is a separate policy and not included in the Company’s Corporate Code of Conduct. The policy is specific to transactions subject to Item 404(a) of Regulation S-K.

Securities and Exchange Commission

September 20, 2007

Acknowledgement

This letter will also acknowledge on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions concerning this letter, please feel free to call Patricia Wong, Vice President Administration & Corporate Secretary, at (808) 543-7900. If these responses are acceptable, we would appreciate your confirmation that the Staff’s review of the Company’s 2006 Proxy Statement has been completed and that the Company has satisfactorily responded to the Comment Letter.

Sincerely,

/s/ Chet A. Richardson Chet A. Richardson
Vice President, General Counsel